

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2020

Peter V. Gioffe
Director, President and Chief Executive Officer
Delhi Bank Corp
124 Main Street
Delhi, NY 13753

> **Re: Delhi Bank Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed March 18, 2020**
> **File No. 024-10818**

Dear Mr. Gioffe:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance